September 23, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Cre8 Enterprise Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed September 5, 2024

File No. 333-281629

Dear Ms. O’Shanick, Ms. Purnell, Mr. James, Mr. Eastman:

As counsel for Cre8 Enterprise Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated September 10, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 submitted on September 5, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Registration Statement on Form F-1 Part II - Information Not Required In the Prospectus

Item 8. Exhibits and Financial Statement Schedules Exhibit Index

Exhibit 99.7 Opinion of Guangdong Wesley Law Firm, PRC Counsel to the Registrant, regarding certain PRC law matters, page II-3

1.	We note the statement on page 1 that the opinion relates to this offering, “which includes the shares issued pursuant to the over-allotment option exercised by the underwriter on August 2, 2024.” Please tell us whether you have issued the over-allotment shares prior to the effectiveness of your registration statement, or revise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised PRC legal opinion provided by Guangdong Wesley Law Firm, our PRC Counsel, which is filed as Exhibit 99.7 to the Form F-1 to clarify that no over-allotment shares were issued prior to the effectiveness of the registration statement.

2.	We note counsel’s opinion on pages 4 and 7. Please substantively revise this section to clearly opine on each representation in the registration statement as attributed to your PRC counsel. Refer to the cover page and pages 7, 13 to 16, 30, and 32 to 33 in the registration statement. Alternatively, the opinion may cross-reference the specific sections in the registration statement where such representations are located.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised PRC legal opinion provided by Guangdong Wesley Law Firm, our PRC Counsel, which is filed as Exhibit 99.7 to the Form F-1, to clearly opine on each representation in the registration statement as attributed to our PRC counsel, by cross-referencing to the specific sections in the registration statement in the PRC Counsel’s opinion.

3.	We note the statement on page 8 that “this opinion may not be relied upon by any other persons or corporate entities other than the Company, SEC and NASDAQ, and shall not be used for any other purpose or quoted or referred to in any public document or filed with any governmental body or agency without our prior written consent.” Purchasers of the securities in the offering are entitled to rely on the opinion. As such, please have counsel provide an updated opinion that eliminates the limitation on reliance.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have provided a revised PRC legal opinion provided by Guangdong Wesley Law Firm, our PRC Counsel, filed as Exhibit 99.7 to the Form F-1, which removed the aforesaid statement on the page 8 of the opinion.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036